FUSE GROUP HOLDING INC.

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Joseph Klinko

Mark Wojciechowski

Re:	Fuse Group Holding Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed on December 16, 2020
File No. 333-202948

Dear Mr. Klinko:

Fuse Group Holding Inc. (“Fuse Group” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated March 10, 2021 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 10-K for the Fiscal Year ended September 30, 2020

Notes to Consolidated Financial Statements

Note 5 - Prepaid Expenses, page F-13

1. We note your disclosure indicating that in June 2018 you entered into an agreement to purchase five mines in Mexico for $1,000,000 and we see that you have been reporting a prepaid asset in this amount ever since. We also note that you filed a Form 8-K on February 16, 2021 announcing that you have entered into a Share Exchange Agreement under which you will issue 14,285,715 shares of common stock in exchange for all outstanding shares of Portafolio en Investigacion Ambiental S.A. de C.V. (Portafolio), which is a company that owns five mines in Mexico. Please address the following points:

• Clarify whether this is the transaction that you had contemplated in booking the $1,000,000 prepaid asset and if not explain the status of the other arrangement.

Response: Yes, the transaction we had contemplated relates to the recording of $1,000,000 as prepaid asset.

• Tell us the date that you have issued or will issue the shares to complete the transaction mentioned in your recent current report; and if this acquisition is not yet complete explain the reasons, including any conditions and the expected timeline.

Response: we have issued the shares but have not delivered them to the selling shareholders of Portafolio. We are waiting for them to complete the transfer process for the equity interest of Portafolio to us to complete the transaction. The official share transfer process with Mexican government agency is slow. Fuse Processing Inc. needs to have its U.S. incorporate documents (legal entity) translated into Spanish and we need to take them to Mexico Consulate to get them certified so that Fuse Processing Inc. can be registered as the new shareholder of Portafolio. The translation must be done by a translator who is certified by Mexican Consulate. Our original appointment was made on March 5, which was cancelled due to Covid-19 protocol issue. We are making a new appointment with the Mexico Consulate. We hope to have it completed by the end of this April.

• Describe the status of the mining properties subject to the agreement, including any facilities and equipment, and quantify any mineralization that you expect to report based on engineering studies that have been performed.

Response: Portafolio owns the mining rights to explore the five mines. These mines have not been explored and have no actual operations. Portafolio does not own any facilities and equipment for these mines other than the mining rights which are the assets we are acquiring. We are currently in discussion with two mine surveying firms to conduct the survey and related the report.

• Provide us with the financial statements of Portafolio, as referenced in the exhibit as being provided to you, and tell us when you plan to file these on Form 8-K.

Response: we have separately provided the financial statements of Portafolio. Because Portafolio has no actual operation other than the assets of the mining rights, we believe this transaction is an asset acquisition, therefore, we will not file the pro forma or financial statements of Portafolio as exhibits to Form 8-K.

2. Tell us your reasons for stating, when referring to the Share Exchange Agreement that you filed as an exhibit to the Form 8-K mentioned above, which appears to identify the legal entity and specific properties being acquired, that the agreement was not filed to provide investors with any factual information other than the terms of the transaction and that “Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company." Also provide us with any details that would be necessary to make the current report and exhibit fully factual and reliable, identify any specific aspects of the agreement that are uncertain or imprecise, and describe your efforts to clarify such matters.

Response: We included the statement in the second paragraph of the Form 8-K filed on February 16, 2021 because the representations, warranties and covenants in the Share Exchange Agreement (the “Agreement”) were the result of the negotiation by the parties to the Agreement and only included certain facts and information that the parties considered important to reach such Agreement, which did not include all the material facts and information of the Company and Portafolio. Also, in order to reduce the contractual risk, the Company tried to make narrow representations and warranties to the other parties, therefore, the representation and warrants in the Agreement omitted certain information that might be material and important to other investors who are not parties to the Agreement. The statement in the Form 8-K was intended to clarify the representations and warrants in the Agreement were narrow and tailored only for the purpose of the transaction contemplated in the Agreement and for the benefit to the parties of the Agreement, and they were not made by the Company or Portafolio to the general investors, such as those are usually expected in a public offering document or in the Form 10-K annual report of the Company. Many material information of the Company were omitted in the Agreement, therefore, the shareholders should not rely on the representations and warrants in Agreement and they should not be considered as the full disclosure of the business, operation, risks, financial conditions, property, rights and obligations of the Company or Portafolio. We believe the current report and exhibit are fully factual and reliable in connection with the terms of the transaction, including the identities of the parties and the specific properties being acquired, however, the representations and warranties by each party to other parties of the Agreement did not represent a complete disclosure of the material information of such party.

3. We note that you filed a Form 8-K on February 11, 2021 to report that you have entered into a letter of intent (“LOI”) to acquire all the equity interest of E-Mo Biotech Holding Inc. in exchange for 100 million shares of your common stock. Provide us with the LOI along with details regarding any conditions and uncertainties, steps to secure a definitive agreement and the expected timing of the merger. Given the significant number of shares that you agreed to issue, please clarify whether you are contemplating a change in control and reverse acquisition, to engage in biology research and development, and if so also clarify your intentions with regard to the mining properties in Mexico.

Response: after execution of the Letter of Intent, the Company has conducted due diligence and further negotiated a definitive agreement (“E-Mo Agreement”) with the selling shareholders of E-Mo Biotech Holding Inc. (“E-Mo”). On March 11, 2021, the Company entered into a Share Exchange Agreement with E-Mo and its shareholders to acquire 100% equity interest of E-Mo in exchange of 100 million shares of the Company. The Company filed a Form 8-K of the Agreement on March 17, 2021. Pursuant to the Agreement, Mr. Qiyi Xie, the 57.25% shareholder of E-Mo will receive 57,250,000 shares of the Company and become the largest shareholder of the Company upon the closing of the transaction. We expect the transaction to be closed before the end of April 2021. We understand the transaction will be considered as a change in control of the Company although there will be no change of the board of directors and executive officers of the Company. We made such transaction through our wholly owned subsidiary Fuse Biotech Inc. which focuses on the development of biotech business, while our another wholly owned subsidiary Fuse Processing, Inc. will continue to focus on the mining related business.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

/s/ Umesh Patel
Umesh Patel
Chief Executive Officer of Fuse Group Holding Inc.